EXHIBIT 99.1

ITEM 2 INFORMATION

Executive Officers, Directors and Controlling Shareholders

The name and present principal occupation or employment of each of the executive officers and directors of CRM and CRM Inc. is set forth below. The business address of each such person is 520 Madison Avenue, New York, NY 10022.

Name	Present Principal Occupation and Employment

Ron H. McGlynn	Chairman

Jay B. Abramson	Chief Executive Officer and Chief Investment Officer

Christopher C. Barnett	President

Carlos A. Leal	Executive Vice President and Chief Financial Officer

Steven A. Yadegari	Executive Vice President and General Counsel

The managing member of CRM is CRM Inc.  The business address of CRM is 520 Madison Avenue, New York, NY 10022.  The principal business of CRM Inc is serving as the managing member of CRM LLC.